

Mail Stop 3720

September 22, 2015

Dan Hollenbach
Chief Financial Officer
BG Staffing, Inc.
5850 Granite Parkway, Suite 730
Plano, Texas 75024

> **Re: BG Staffing, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-36704**

Dear Mr. Hollenbach:

We have reviewed your filing and have the following comment. Please comply in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 37

Please expand your revenue recognition policy to discuss more specifically how you recognize revenue for your temporary staffing services. Your response should also include your analysis of gross versus net considerations pursuant to FASB ASC 605-45-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner at (202) 551-3788 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications